

July 23, 2018

Michael Sicoli
Chief Financial Officer
GTT Communications, Inc.
7900 Tysons One Place
Suite 1450
McLean, Virginia 22102

> **Re: GTT Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Form 8-K filed May 3, 2018**
> **File Number 001-35965**

Dear Mr. Sicoli:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Division of Corporation Finance
> Office of Telecommunications